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              INFORMATION REQUIREMENTS FOR FILINGS UPON ACQUISITION
             OF FIVE PERCENT OF A CLASS OF EQUITY SECURITIES SUBJECT
                  TO THE REPORTING REQUIREMENTS OF THE 1934 ACT
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 3)*

                             CDMI PRODUCTIONS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   125078-10-5
                                 (CUSIP Number)

                                 Managing Member
         23679 Calabasas Road, Calabasas, California 91302 (818)591-8333
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                               September 13, 2002
             (Date of Event Which Requires Filing of this Statement)

    If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

    NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a proper cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                      -1-
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                              CUSIP No. 125078-10-5
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(1)      Names of Reporting Persons.

         S.S. or I.R.S. Identification               Southridge Group, LLC
         Nos. of Above Persons
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(2)      Check the Appropriate Box if a              (a)          X
                                                        ----------------------
         Member of a Group (See Instructions)        (b)
                                                        ----------------------

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(3)      SEC Use Only
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(4)      Source of Funds (See Instructions)            PF
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(5)      Check if Disclosure of Legal Proceedings
         is Required Pursuant to Items 2(d) or 2(e)
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(6)      Citizenship or Place of Organization                 United States
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Number of Shares Beneficially       (7)   Sole Voting Power         2,001,100(A)
Owned by Each Reporting Person      --------------------------------------------
With                                (8)   Shared Voting Power            0
                                    --------------------------------------------
                                    (9)   Sole Dispositive Power    2,001,100(A)
                                    --------------------------------------------
                                    (10)  Shared Dispositive Power          0
--------------------------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned

         By Each Reporting Person                      2,001,100(A)
--------------------------------------------------------------------------------

(12)     Check if the Aggregate Amount in Row (11)

         Excludes Certain Shares (See Instructions)    [ ]
--------------------------------------------------------------------------------

(13)     Percent of Class Represented by Amount
         in Row (11)                                                   33.35%
--------------------------------------------------------------------------------


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(14)     Type of Reporting Person (See Instructions)   OO
--------------------------------------------------------------------------------

     (A)Under the rules and regulations promulgated by the SEC under the Securities Exchange Act of 1934, shares owned by Southridge Group, LLC ("Southridge") are deemed to be beneficially owned by Yale Farar as Manager of Southridge.

Item 1.   SECURITY AND ISSUER.

         This Schedule 13D relates to common stock ("Common Stock") of CDMI Productions, Inc., a New York corporation ("CDMI"). The principal executive offices of CDMI are located at 3111 North Kenwood Street, Burbank, California 91505.

Item 2.  IDENTITY AND BACKGROUND.

         Set forth below is the following information with respect to the person filing this Schedule 13D (the "Filing Person") and, in addition, such person's general partners, if applicable, and, if applicable, the persons controlling such general partners (such additional persons, together with the Filing Person, the "Item 2 Persons"): (a) name; (b) address of principal offices (if entity) or residence or business address (if individual); (c) principal business (if entity) or principal occupation and name, business and address of employer (if individual); (d) information concerning criminal convictions during the last five years; (e) information concerning civil or administrative proceedings under state or federal securities laws during the past five years with respect to any state or federal securities laws and (f) citizenship (if individual) or jurisdiction of organization (if entity).

a)  Southridge Group, LLC
b)  c/o Yale Farar, 23679 Calabasas Road, Calabasas, California 91302
c) Southridge is a limited liability company formed under the laws of the State of Nevada and is beneficially owned by Yale Farar. Southridge was formed for the purpose of acquiring shares of CDMI (formerly Gamogen, Inc.) and does not conduct any other business.
d)  No criminal convictions (1)
e)  No adverse civil judgments for violations of securities laws (1)
f)  Unites States

(1) During the last five years, no person listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


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Item 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

    Southridge whose principal beneficial owner is Yale Farar, filed its original Schedule 13D as a result of the purchase of 649,200 shares of Common Stock from Repro-Med Systems Inc. on or about November 8, 1999. Southridge utilized $80,000 of its own funds and delivered a promissory note in the amount of $183,579 for the balance.

    The purpose of the Schedule 13D/A filed on February 10, 2000, was to report that on or about February 1, 2000 Southridge effected the purchase of 1,500,000 shares of Common Stock for $30,000 of its own funds.

    In December 2000, the shareholders of CDMI (formerly Gamogen, Inc.) approved a one for two reverse stock split of the Common Stock.

    The purpose of the Schedule 13D/A filed on April 19, 2001, was to report that Southridge had disposed by gift of an aggregate of 23,500 shares of Common Stock since its last report on Schedule 13D/A.

    The purpose of this Amendment No. 3 is to report that on or about September 13, 2002 Southridge paid $95,000 of its own funds for 950,000 shares of Common Stock.

Item 4.  PURPOSE OF TRANSACTION.

    The purpose of the present transaction is to provide CDMI with working capital to cover its costs of operations and other expenses.

    In September, 2002, the shareholders of CDMI approved a Third Amended and Restated Agreement and Plan of Merger (the "Merger Agreement") among Gamogen, Inc., Gamogen Newco, Inc., CDM Interactive, Inc., CDMI Productions, Inc. (a Delaware corporation) and Southridge. Pursuant to the Merger Agreement, Southridge purchased 950,000 shares of common stock of CDMI for a purchase price of $0.10 per share. Southridge currently owns 2,001,100 shares, constituting approximately 33.35% of CDMI's outstanding shares.

    Except as described above, no reporting person has any current plans or proposals that relate to or would result in:

a. The acquisition by any person of additional securities of CDMI, or the disposition of securities of CDMI;

b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving CDMI or any of its subsidiaries;

c. A sale or transfer of a material amount of assets of CDMI or any of its subsidiaries;


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d.  Any change in the present board of directors or management of CDMI, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e. Any material change in the present capitalization or dividend policy of CDMI;

f.  Any other material change in CDMI's business or corporate structure;

g. Changes in CDMI's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of CDMI by any person;

h. Causing a class of securities of CDMI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i. A class of equity securities of CDMI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

j.  Any action similar to any of those enumerated above.

Item 5.  INTEREST IN SECURITIES OF ISSUER


                                               Common Stock
                Name of                        Beneficially                 % of
             Item of Person                        Owned                  Class (1)              Voting Power
--------------------------------------------------------------------------------------------------------------------
Southridge Group, LLC                            2,001,100               33.35% (2)                  Sole
--------------------------------------------------------------------------------------------------------------------

         (1) All percentages in this table are based, pursuant to Rule 13d-1(e) of the Securities Exchange Act of 1934, on the 6,000,000 shares of Common Stock of the Issuer outstanding as of September 13, 2002.

         (2) Yale Farar, Manager of Southridge, has the sole power to sell all shares of common stock and has the sole voting power on all shares of common stock owned by Southridge.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The merger transaction are described in Item 4, above. There are no other contracts, arrangements or understandings among any of the Item 2 Persons made or entered into specifically with respect to holding, voting or disposing of the Common Stock of CDMI.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.
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The following exhibits are filed with this Schedule 13D:

Third Amended and Restated Agreement and Plan of Merger entered into as of July 19, 2002 by and among Gamogen, Inc., Gamogen Newco, Inc., Southridge Group, LLC, CDM Interactive, Inc. and CDMI Productions, Inc. (incorporated by reference to Exhibit A to DEF 14C filing dated August 30, 2002).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 13, 2002

                                                     Southridge Group, LLC

                                                     By: /s/ Yale Farar
                                                         -----------------------
                                                     Its:  Managing Member